Horror Hub, LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Commission From Vendor Sales	626.94
Sales of Product Income	35,658.11
Services	312.08
Twitch Stream Revenue	183.34
Uncategorized Income	904.98
Total Income	**$37,685.45**
Cost of Goods Sold	
Cost of Goods Sold	27,381.80
Total Cost of Goods Sold	**$27,381.80**
GROSS PROFIT	**$10,303.65**
Expenses	
Advertising & Marketing	1,340.02
Bank Charges & Fees	35.34
Contractors	400.00
Conventions	8,454.76
Insurance	1,846.37
Interest Paid	174.06
Job Supplies	321.92
Legal & Professional Services	10,263.37
Office Supplies & Software	3,116.88
Postage & Shipping	761.18
Professional Fees Expense	2,319.62
Storefront Expenses	430.53
Taxes & Licenses	98.43
Twitch Feed Expense	10.58
Uncategorized Expense	996.82
Wages & Salary	212.10
Website Expenses	16,707.49
Total Expenses	**$47,489.47**
NET OPERATING INCOME	**$ -37,185.82**
Other Expenses	
Amortization Expense	897.00
Total Other Expenses	**$897.00**
NET OTHER INCOME	**$ -897.00**
NET INCOME	**$ -38,082.82**